Exhibit 99.3

MANAGEMENT’S REPORT TO SHAREHOLDERS

Management’s Responsibility on Financial Statements

The management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this report.  The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include amounts that are based on management’s informed judgments and estimates where necessary.

The Company has established internal accounting control systems which are designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the Company’s accounting records.  The Board of Directors, through its Audit Committee, monitors management’s financial and accounting policies and practices and the preparation of these consolidated financial statements.  The Audit Committee meets periodically with the external auditors and management to review the work of each and the propriety of the discharge of their responsibilities.

The Audit Committee reviews the consolidated financial statements of the Company with management and the external auditors prior to submission to the Board of Directors for final approval.   The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters. The Audit Committee reviews the independence of the external auditors and pre-approves audit and permitted non-audit services.  The Shareholders have appointed KPMG LLP as the external auditors of the Company. The Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders, which describe the scope of their examination and express their opinion, are included with the consolidated financial statements for the year ended December 31, 2014.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13(a) — 15(f) and 15(d) — 15(f) under both the Securities Exchange Act of 1934 and NI 52-109, as amended. Internal control over financial reporting is designed by, or designed under the supervision of, our President and CEO and our Executive Vice President, Finance and CFO, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our President and CEO and our Executive Vice President, Finance and CFO, an evaluation of the design and effectiveness of our internal control over financial reporting was conducted as of December 31, 2014 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework (2013). Based on this evaluation, management concluded that as of December 31, 2014 the Company did maintain effective internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2014 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Independent Auditors’ Report of Registered Public Accounting Firm, which is included with the consolidated financial statements for the year ended December 31, 2014.

(signed) “Raymond G. Smith”	(signed) “Edward J. Brown”

Raymond G. Smith, P.Eng.	Edward J. Brown, C.A.
President and CEO	Executive Vice President, Finance and CFO

March 11, 2015

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Bellatrix Exploration Ltd.

We have audited the accompanying consolidated financial statements of Bellatrix Exploration Ltd., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of comprehensive income, shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bellatrix Exploration Ltd. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bellatrix Exploration Ltd.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2015 expressed an unmodified (unqualified) opinion on the effectiveness of Bellatrix Exploration Ltd.’s internal control over financial reporting.

(signed) “KPMG LLP”

Chartered Accountants

March 11, 2015
Calgary, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Bellatrix Exploration Ltd.

We have audited Bellatrix Exploration Ltd. (“the Corporation”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Corporation as at December 31, 2014 and December 31, 2013, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for the years then ended, and our report dated March 11, 2015 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

(signed) “KPMG LLP”

Chartered Accountants

March 11, 2015
Calgary, Canada

BELLATRIX EXPLORATION LTD.

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian dollars)

As at December 31,

($000s)	2014	2013

ASSETS
Current assets
Restricted cash	$25,504	$38,148
Accounts receivable (note 22)	110,118	80,306
Deposits and prepaid expenses	6,926	10,001
Current portion of commodity contract asset (note 22)	—	345
	142,548	128,800
Exploration and evaluation assets (note 7)	123,639	132,971
Property, plant and equipment (note 8)	1,947,298	1,293,409
Total assets	$2,213,485	$1,555,180

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$154,094	$137,465
Advances from joint venture partners	76,388	99,380
Current portion of finance lease obligation (note 11)	1,574	1,495
Current portion of deferred lease inducements	340	285
Current portion of commodity contract liability (note 22)	—	17,278
	232,396	255,903

Long-term debt (note 9)	549,792	287,092
Finance lease obligation (note 11)	10,063	11,637
Deferred lease inducements	2,727	2,565
Decommissioning liabilities (note 12)	88,605	67,075
Deferred taxes (note 16)	81,585	27,034
Total liabilities	965,168	651,306

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 13)	1,000,041	824,065
Contributed surplus	44,302	38,958
Retained earnings	203,974	40,851
Total shareholders’ equity	1,248,317	903,874
Total liabilities and shareholders’ equity	$2,213,485	$1,555,180

COMMITMENTS (note 21)

See accompanying notes to the consolidated financial statements.

On behalf of the Board of Directors

(signed) “Doug Baker”	(signed) “W.C. (Mickey) Dunn”

Doug Baker, FCA	W.C. (Mickey) Dunn
Director, Chairman, Audit Committee	Director, Chairman of the Board

BELLATRIX EXPLORATION LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(expressed in Canadian dollars)

For the years ended December 31,

($000s, except per share amounts)	2014	2013

REVENUES
Petroleum and natural gas sales	$574,253	$288,310
Other income	9,214	3,581
Royalties	(99,823)	(46,217)
Total revenues	483,644	245,674

Realized gain (loss) on commodity contracts	(31,991)	1,859
Unrealized gain (loss) on commodity contracts	16,933	(17,127)
	468,586	230,406

EXPENSES
Production	120,072	69,668
Transportation	16,259	7,014
General and administrative	25,371	16,214
Transaction costs	—	5,344
Share-based compensation (note 14)	3,673	4,960
Depletion, depreciation, and impairment (note 8)	181,780	85,829
Gain on property acquisitions (note 6)	(68,616)	—
Gain on property dispositions and swaps (note 8)	(50,526)	(42,494)
Gain on corporate acquisition (note 6)	—	(20,630)
	228,013	125,905

NET PROFIT BEFORE FINANCE AND TAXES	240,573	104,501

Finance expenses (note 17)	20,937	13,343

NET PROFIT BEFORE TAXES	219,636	91,158

TAXES
Deferred tax expense (note 16)	56,513	19,483

NET PROFIT AND COMPREHENSIVE INCOME	$163,123	$71,675

Net profit per share (note 20)
Basic	$0.89	$0.63
Diluted	$0.88	$0.62

See accompanying notes to the consolidated financial statements.

BELLATRIX EXPLORATION LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(expressed in Canadian dollars)

For the year ended December 31,

($000s)	2014	2013

SHAREHOLDERS’ CAPITAL (note 13)
Common shares (note 13)
Balance, beginning of year	$824,065	$371,576
Issued for cash on exercise of share options	6,931	3,088
Issued for the Angle acquisition (note 6)	—	225,221
Share issue costs on the Angle acquisition, net of tax	—	(576)
Issued on settlement of convertible debentures	—	55,568
Issued for cash on equity issue, net of tax	172,615	175,000
Share issue costs on equity issue and shelf prospectus, net of tax	(5,887)	(7,020)
Contributed surplus transferred on exercised options	2,317	1,208
Balance, end of year	1,000,041	824,065

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES (note 10)
Balance, beginning of year	—	4,378
Adjustment for settlement of convertible debentures	—	(4,378)
Balance, end of year	—	—

CONTRIBUTED SURPLUS (note 14)
Balance, beginning of year	38,958	37,284
Share-based compensation expense	7,446	3,045
Adjustment of share-based compensation expense for forfeitures of unvested share options	(559)	(163)
Transfer to share capital for exercised options	(2,317)	(1,208)
Other	774	—
Balance, end of year	44,302	38,958

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year	40,851	(32,132)
Adjustment for settlement of convertible debentures (note 10)	—	1,308
Net profit	163,123	71,675
Balance, end of year	203,974	40,851

TOTAL SHAREHOLDERS’ EQUITY	$1,248,317	$903,874

See accompanying notes to the consolidated financial statements.

BELLATRIX EXPLORATION LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

(expressed in Canadian dollars)

For the year ended December 31,

($000s)	2014	2013

Cash provided from (used in):

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net profit	$163,123	$71,675
Adjustments for:
Depletion, depreciation and impairment (note 8)	181,780	85,829
Finance expenses (note 17)	1,739	2,151
Interest paid on redemption of convertible debentures	—	14
Share-based compensation (note 14)	3,673	4,960
Unrealized (gain) loss on commodity contracts	(16,933)	17,127
Gain on property acquisitions (note 6)	(68,616)	—
Gain on property dispositions and swaps (note 8)	(50,526)	(42,494)
Gain on corporate acquisition	—	(20,630)
Deferred tax expense (note 16)	56,513	19,483
Decommissioning costs incurred	(1,743)	(1,057)
Change in non-cash working capital (note 15)	25,818	(8,600)
	294,828	128,458

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital (note 13)	180,320	178,088
Issue costs on share capital (note 13)	(7,849)	(10,128)
Settlement of restricted awards	(1,256)	—
Advances from loans and borrowings	2,813,950	1,022,835
Repayment of loans and borrowings	(2,551,250)	(1,051,917)
Repayment of Angle convertible debentures	—	(62,400)
Obligations under finance lease	(1,495)	(1,425)
Deferred lease inducements	218	2,565
Change in non-cash working capital (note 15)	149	(960)
	432,787	76,658

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditure on exploration and evaluation assets	(11,383)	(10,391)
Additions to property, plant and equipment	(713,596)	(293,268)
Proceeds on sale of property, plant and equipment	42,730	70,936
Cash portion of Angle acquisition	—	(69,701)
Change in non-cash working capital (note 15)	(45,366)	97,308
	(727,615)	(205,116)

Change in cash	—	—

Cash, beginning of year	—	—

Cash, end of year	$—	$—

Cash paid:
Interest	$15,349	$7,609
Taxes	—	—

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(expressed in Canadian dollars)

1.              CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a growth oriented, publicly traded exploration and production oil and gas company.

Bellatrix was incorporated in Canada and the Company’s registered office and principal place of business is located at 1920, 800 — 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6.

2.              BASIS OF PREPARATION

a.              Statement of compliance

These consolidated financial statements (“financial statements”) were authorized by the Board of Directors on March 11, 2015.  The Company prepared these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

b.              Change in accounting policies

IFRIC 21 - “Levies”, which establishes guidelines for the recognition and accounting treatment of a liability relating to a levy imposed by a government.  This standard is effective for annual periods beginning on or after January 1, 2014 and was adopted by Bellatrix effective January 1, 2014.  The adoption of IFRIC 21 had no impact on Bellatrix.

Amendments to “Offsetting Financial Assets and Financial Liabilities” addressed within IAS 32 - “Financial Instruments: Presentation”, which provides guidance regarding when it is appropriate and permissible for an entity to disclose offsetting financial assets and financial liabilities on a net basis.  The amendments to this standard are effective for annual periods beginning on or after January 1, 2014 and were adopted by Bellatrix effective January 1, 2014.  The adoption of IAS 32 amendments had no impact on Bellatrix.

c.               Basis of measurement

The consolidated financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality and within the framework of the significant policies summarized in note 3.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

3.              SIGNIFICANT ACCOUNTING POLICIES

a.              Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary.  Any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiary.  All inter-entity transactions have been eliminated.

b.              Revenue Recognition

Revenues from the sale of petroleum and natural gas are recorded when title to the products transfers to the purchasers based on volumes delivered and contracted delivery points and prices. Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements and is included with petroleum and natural gas sales.

Processing charges to other entities for use of facilities owned by the Company are recognized as revenue as they accrue in accordance with the terms of the service agreements and are presented as other income.

c.               Joint Interests

A significant portion of the Company’s exploration and development activities are conducted jointly with others.  The financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

Bellatrix is a partner in the Grafton Joint Venture, the CNOR Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture (all as defined below), which have all been separately assessed and classified under IFRS as joint operations.  This classification is on the basis that the arrangement is not conducted through a separate legal entity and the partners are legally obligated to pay their share of costs incurred and take their share of output produced from the various production areas, and all partners have rights to the assets and obligations for the liabilities resulting from the joint operations.  The Company considered these factors as well as the terms of the individual agreements in determining the classification of a joint operation to be appropriate for each arrangement.  For purposes of disclosure throughout the financial statements, Bellatrix has referred to these arrangements by the common oil and gas industry term of joint ventures.

Grafton Joint Venture — Bellatrix has a joint venture (the “Grafton Joint Venture”) with Grafton Energy Co I Ltd. (“Grafton”) in the Willesden Green and Brazeau areas of West-Central Alberta, whereby Grafton will contribute 82% to the joint venture.  Under the agreement, Grafton will earn 54% of Bellatrix’s working interest in each well drilled in the well program until payout (being recovery of Grafton’s capital investment plus an 8% internal rate of return) on the total program, reverting to 33% of Bellatrix’s working interest (“WI”) after payout.  At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty (“GORR”) on Bellatrix’s pre-Grafton Joint Venture WI.

CNOR Joint Venture - On September 30, 2014, Bellatrix announced that the Company and Canadian Non-Operated Resources Corp. (“CNOR”), a non-operated oil and gas company managed by Grafton Asset Management Inc., had completed the formation of a new multi-year joint venture arrangement (the “CNOR Joint Venture”), pursuant to which CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans to be proposed by Bellatrix and approved by a management committee comprised of representatives of Bellatrix and CNOR in order to earn 33% of Bellatrix’s working interest before payout and automatically converting to a 10.67% gross overriding royalty on Bellatrix’s pre-joint venture working interest after payout (being recovery of CNOR’s capital investment plus an 8% return on investment).

Daewoo and Devonian Partnership — Bellatrix has a joint venture arrangement (the “Daewoo and Devonian Partnership”) with Canadian subsidiaries of two Korean entities, Daewoo International Corporation (“Daewoo”) and Devonian Natural Resources Private Equity Fund (“Devonian”) in the Baptiste area of West-Central Alberta, whereby Daewoo and Devonian own a combined 50% of Bellatrix’s WI share of producing assets, an operated compressor station and gathering system and related land acreage.

Troika Joint Venture — Bellatrix has a joint venture (the “Troika Joint Venture”) with TCA Energy Ltd. (“TCA”) in the Ferrier Cardium area of West-Central Alberta, whereby Troika will contribute 50% towards a capital program and will receive a 35% WI until payout (being recovery of TCA’s capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix’s WI.

d.              Property, Plant and Equipment and Exploration and Evaluation Assets

I.                Pre-exploration expenditures

Expenditures made by the Company before acquiring the legal right to explore in a specific area do not meet the definition of an asset and therefore are expensed by the Company as incurred.

II.           Exploration and evaluation expenditures

Costs incurred once the legal right to explore has been acquired are capitalized as intangible exploration and evaluation assets.  These costs include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, including drilling costs directly attributable to an identifiable well and directly attributable general and administrative costs.  These costs are accumulated in cost centres by property and are not subject to depletion until technical feasibility and commercial viability have been determined.

Exploration and evaluation assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, or if facts and circumstances suggest that the carrying amount is unlikely to be recovered.

III.      Developing and production costs

Items of property, plant and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.

Gains and losses on disposal of an item of property, plant and equipment, including oil and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within the Consolidated Statements of Comprehensive Income.

IV.       Joint arrangements

The Company has entered into certain joint arrangements whereby the joint arrangement partner (“partner”) will earn a working interest on certain properties through the payment of a pre-determined portion of the costs of drilling, completing and equipping.  A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the partner, and the pre-payout working interest allocated to the partner by the Company.  The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in, or upon the achievement of a different milestone as specified by the relevant agreement with the partner.  Bellatrix has both exploration and evaluation assets and property, plant and equipment assets that are subject to these arrangements.

V.            Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.  Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a well, field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

VI.       Depletion and depreciation

Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes in relation to total estimated proven and probable reserves as determined annually by independent engineers and determined in accordance with National Instrument 51-101 Standards of Disclosure of Oil and Gas Activities.  Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.

Calculations for depletion and depreciation of production equipment are based on total capitalized costs plus estimated future development costs of proven and probable undeveloped reserves less the estimated net realizable value of production equipment and facilities after the proved and probable reserves are fully produced.

Depreciation of office furniture and equipment is provided for on a 20% declining balance basis.  Depreciation methods, useful lives and residual values are reviewed at each reporting date.

e.               Impairment

I.    Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.  All impairment losses are recognized in profit or loss.

II.  Non-financial assets

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).  The Company regularly reviews the composition and determination of its CGUs.  Developing and producing assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.  Fair value less costs to sell is determined to be the amount for which the asset could be sold in an arm’s length transaction.  Fair value less costs to sell can be determined by using an observable market metric or by using discounted future net cash flows of proved and probable reserves using forecasted prices and costs.  Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of goodwill, if any, allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

Exploration and evaluation assets are grouped together with the Company’s CGU’s when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (oil and natural gas interests in property, plant and equipment).

f.                Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Provisions are determined by discounting the expected cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the risks have not been incorporated into the estimate of cash flows.  The increase in the provision due to the passage of time is recognized within finance expense.

I.    Decommissioning liabilities

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities.  A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date.  Changes in the present value of the estimated expenditure are reflected as an adjustment to the liability and the relevant asset.  The unwinding of the discount on the decommissioning provision is recognized as a finance expense.  Actual costs incurred upon settlement of the decommissioning liabilities are charged against the provision to the extent the provision was recognized.

II.  Environmental liabilities

The Company records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated.  The estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations.  The estimates are subject to revision in future periods based on actual costs incurred or new circumstances.  Any amounts expected to be recovered from other parties, including insurers, are recorded as an asset separate from the associated liability.

g.              Share-based Payments

I.    Equity-settled transactions

Bellatrix accounts for options issued under the Company’s share option plan to employees, directors, officers, consultants and other service providers by reference to the fair value of the equity instruments granted.  The fair value of each share option is estimated on the date of the grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase to contributed surplus.  The Company estimates a forfeiture rate on the grant date and the rate is adjusted to reflect the actual number of options that actually vest.  The expected life of the options granted is adjusted, based on the Company’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

II.  Cash-settled transactions

The Company’s Deferred Share Unit Plan (the “DSU Plan”) is accounted for as a cash settled share based payment plan in which the fair value of the amount payable under the DSU Plan is recognized as an expense with a corresponding increase in liabilities. The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized in profit or loss.

The Company’s Restricted and Performance Award Plan (the “Incentive Plan”) is accounted for as a cash settled share based payment plan in which the fair value of the amounts payable under the Incentive Plan are recognized incrementally as an expense over the term of the corresponding grant, with a corresponding change in liabilities.

h.              Income Taxes

Income tax expense is comprised of current and deferred tax.  Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

I.    Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

II.  Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

i.                 Financial Instruments

All financial instruments, including all derivatives, are recognized on the balance sheet initially at fair value.  Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method.  Held-for-trading financial assets are measured at fair value with changes in fair value recognized in income.  Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to income when derecognized or impaired.  The Company has the following classifications:

Financial Assets and Liabilities	Category	Subsequent Measurement
Cash and cash equivalents	Held-for-trading	Fair value through profit or loss; Level 1
Restricted cash	Held-for-trading	Fair value through profit or loss; Level 1
Accounts receivable	Loans and receivables	Amortized cost
Deposits and prepaid expenses	Other assets	Amortized cost
Commodity risk management contracts	Held-for-trading	Fair value through profit or loss; Level 2
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Deferred share units	Other liabilities	Fair value through profit or loss; Level 1
Restricted awards	Other liabilities	Fair value through profit or loss; Level 1
Performance awards	Other liabilities	Fair value through profit or loss; Level 2
Advances from joint venture partners	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost

Deferred lease inducements	Other liabilities	Amortized cost
Finance lease obligation	Other liabilities	Amortized cost

Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument using the effective interest rate method.

The Company utilizes financial derivatives and commodity sales contracts requiring physical delivery to manage the price risk attributable to anticipated sale of petroleum and natural gas production and foreign exchange exposures. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges.  As a result, financial derivatives are classified as fair value through profit or loss and are recorded on the balance sheet at fair value.

The derivative financial instruments are initiated within the guidelines of the Company’s commodity price risk management policy.  This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

The Company accounts for its commodity sales and purchase contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts.  As such, physical sales and purchase contracts are not recorded at fair value on the balance sheet.  Settlements on these physical sales contracts are recognized in petroleum and natural gas sales.

Financial instruments measured at fair value on the balance sheet require classification into one of the following levels of the fair value hierarchy:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 — Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — inputs for the asset or liability that are not based on observable market data.

The fair value hierarchy level at which a fair value measurement is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.  The Company has categorized its financial instruments that are fair valued on the balance sheet according to the fair value hierarchy.

j.                 Compound Financial Instruments

The Company fully settled its convertible debentures by October 21, 2013.  As at December 31, 2013 and December 31, 2014, the Company did not have any outstanding convertible debentures.

The liability component of the convertible debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option.  The equity component is recognized initially as the difference between the fair value of the convertible debenture and the fair value of the liability component.  Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible debentures is measured at amortized cost using the effective interest method.  The equity component of the convertible debentures is not re-measured subsequent to initial recognition.

k.              Lease Obligations

Leases which effectively transfer substantially all of the risks and rewards of ownership to the Company are classified as finance leases and are accounted for as an acquisition of an asset and an assumption of an obligation at the inception of the lease, measured as the present value of minimum lease payments to a maximum of the asset’s fair value.  The asset is amortized in accordance with the Company’s depletion and depreciation policy.  The obligations recorded under finance lease payments are reduced by the lease payments made.

Assets held under other leases are classified as operating leases and are not recognized in the balance sheet.  Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.  Lease incentives received from landlords are deferred and recognized as an integral part of the total lease expense, over the term of the lease.

l.                 Basic and Diluted per Share Calculations

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period.  The Company uses the treasury share method to determine the dilutive effect of share options.  Under the treasury share method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted per share amounts.  The Company uses the “if-converted” method to determine the dilutive effect of convertible debentures.

m.          Finance Income and Expenses

Finance income is recognized as it accrues in profit or loss, using the effective interest method.  Finance expense comprises interest expense on borrowings, amortization of deferred charges, accretion of the discount rate on provisions, accretion of the liability component of the convertible debentures and impairment losses recognized on financial assets.

n.              Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use.  All other borrowing costs are recognized in profit or loss using the effective interest method.  The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company’s outstanding borrowings during the period.

o.              Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

p.              Restricted Cash

Restricted cash represents funds advanced by a certain joint venture partner for specific future drilling projects.  These funds are released for general purposes and capital expenditures related to the joint venture as each project reaches a predetermined progress point.

q.              Business Combinations

Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities and contingent liabilities assumed are measured at their fair values at the acquisition date.  The cost of an acquisition is measured as the aggregate consideration transferred, measured at the acquisition date fair value.  If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net profit.  If the cost of the acquisition is more than the fair value of the net assets acquired, the difference is recognized on the balance sheet as goodwill. Acquisition costs incurred are expensed.

4.              CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

The consolidated financial statements of the Company have been prepared by management in accordance with IFRS. The preparation of consolidated financial statements in conformity with IFRS requires management to make judgment, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period and accompanying notes.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

a.              Critical Accounting Judgments

I.                Oil and gas reserves

Reserves and resources are used in the units of production calculation for depreciation, depletion and amortization and the impairment analysis which affect net profit or loss.  There are numerous uncertainties inherent in estimating oil and gas reserves.  Estimating reserves is very complex, requiring many judgments based on geological, geophysical, engineering and economic data.  Changes in these judgments could have a material impact on the estimated reserves.  These estimates may change, having either a negative or positive effect on net profit as further information becomes available and as the economic environment changes.

II.           Identification of CGUs

Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of its assets.

III.      Impairment Indicators

Judgment is required to assess when impairment indicators exist and impairment testing is required.  In determining the recoverable amount of assets, in the absence of quoted market prices, impairment tests are based on estimate of reserves, production rates, future oil and natural gas prices, future costs, discount rates, market value of land and other relevant assumptions.

IV.       Joint Arrangements

Judgment is required to determine when the Company has joint control over an arrangement. In establishing joint control, the Company considers whether unanimous consent is required to direct the activities that significantly affect the returns of the arrangement, such as the capital and operating activities of the arrangement. Additionally, the Company assesses the rights and obligations arising from the arrangement by considering its governance structure, legal form, and terms agreed upon by the parties sharing control, including the contractual rights of each partner, dispute resolution procedures, termination provisions, and procedures for subsequent transactions in its determination of joint control.

Once joint control has been established, judgment is also required to classify the joint arrangement.  The type of joint arrangement is determined through analysis of the rights and obligations arising from the arrangement by considering its legal structure, legal form. And terms agreed upon by the parties sharing control.  An arrangement that is not structured through a separate vehicle in which the controlling parties have rights to the assets, revenues and substantially all of the economic benefits generated through the arrangement, in addition to obligations for the liabilities and expenses, is classified as a joint operation.  An arrangement in which these criteria are not met is classified as a joint venture.

b.              Critical Estimates and Assumptions

I.                Recoverability of asset carrying values

The Company assesses its oil and gas properties, including exploration and evaluation assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at every reporting date.

The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, economic and market conditions, timing of cash flows, the useful lives of assets and their related salvage values.  By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.

II.           Decommissioning obligations

Provisions for decommissioning obligations associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation.  Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean up technology.

III.      Income taxes

Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates.  Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time.  These differences could materially impact earnings.

IV.       Business combinations

Business combinations are accounted for using the acquisition method of accounting.  The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant, and equipment, and exploration and evaluation assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, and discount rates.  Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities in the purchase price allocation, and any resulting gain or goodwill. Future net earnings can be affected as a result of changes in future depletion, depreciation and accretion, and asset impairments.

5.              NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The following pronouncements from the International Accounting Standards Board (“IASB”) are applicable to Bellatrix and will become effective for future reporting periods, but have not yet been adopted:

IFRS 9 - “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  This standard is effective for annual periods beginning on or after January 1, 2018 with different transitional arrangements depending on the date of initial application.  The extent of the impact of the adoption of IFRS 9 has not yet been determined.

IFRS 15 - “Revenue from Contracts with Customers”, which provides a five-step model to be applied to all contracts formed with customers.  The standard specifies when an entity will recognize revenue and provides guidance regarding disclosures relating to revenue recognition.  IFRS 15 will apply to annual reporting periods beginning on or after January 1, 2017.  The extent of the impact of the adoption of IFRS 15 has not yet been determined.

6.              ACQUISITIONS

a)             Business Combinations

In accordance with IFRS, a property acquisition is accounted for as a business combination when certain criteria are met, such as the acquisition of inputs and processes to convert those inputs into beneficial outputs.  Bellatrix assessed the property acquisitions individually and determined each of them to constitute business combinations under IFRS.  In a business combination, acquired assets and liabilities are recognized by the acquirer at their fair market value at the time of purchase.  Any variance between the determined fair value of the assets and liabilities and the purchase price is recognized as either a gain or loss in the statement of comprehensive income in the period of acquisition.

During the year ended December 31, 2014, Bellatrix completed three major acquisitions of complementary assets within its core Ferrier region.  These strategic tuck-in acquisitions added to the Company’s production and largely represented the consolidation of working interest ownership from existing wellbores and Mannville formation rights. Acreage acquired through the transactions is considered to be highly contiguous with Bellatrix’s existing acreage, and includes operatorship over the majority of the acquired sections.

For each of the property acquisitions, the estimated fair value of the property, plant and equipment acquired was determined using internal estimates and independent reserve evaluations. The decommissioning liabilities assumed were determined using the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired.  The fair value of identifiable assets acquired and liabilities assumed is final.

During the third quarter of 2014, Bellatrix closed an acquisition of production and working interest in certain facilities, as well as undeveloped land in the Ferrier area of Alberta for a cash purchase price of $13.9 million after adjustments. The effective date of the transaction was September 1, 2014.

The fair values of the assets and liabilities acquired through the transaction were determined based on the present value of the expected future cash flows associated with the acquired properties as determined by a reserve report for oil and natural gas properties, as well through the examination of comparable market transactions for parcels of land for exploration and evaluation assets.  The total net fair value of the acquired properties was greater than the cash consideration paid by the Company, resulting in the recognition of a gain on property acquisition for the year ended December 31, 2014.  The gain on this property acquisition was the result of Bellatrix purchasing the assets from a counterparty that was looking to exit operations within the acquisition area.  A summary of the property acquired through this transaction is provided below:

($000s)
Estimated fair value of acquisition:
Oil and natural gas properties	$26,997
Exploration and evaluation assets	126
Decommissioning liabilities	(1,444)
25,679
Cash consideration	13,909
Gain on property acquisition	$11,770

Included in the Company’s deferred tax expense for the year was a $2.9 million expense relating to the gain recognized on the property acquisition.

During the three months ended December 31, 2014, the Company completed an acquisition of production in the Ferrier area of Alberta for a total cash purchase price after adjustments of $118.0 million.  The effective date of the transaction was November 1, 2014.

The fair values of the assets and liabilities acquired through the transaction were determined based on the present value of expected future cash flows associated with the acquired properties.  The total net fair value of the acquired properties was equal to the cash consideration paid by the Company. As a result, no gain on property acquisition was recognized for the year ended December 31, 2014 relating to the acquisition.  A summary of the property acquired through this transaction is provided below:

A summary of the property acquired through this transaction is provided below:

($000s)
Estimated fair value of acquisition:
Oil and natural gas properties	$118,108
Decommissioning liabilities	(108)
118,000
Cash consideration	118,000
Gain on property acquisition	$—

Had the $118.0 million property acquisition occurred with an effective date of January 1, 2014, the Company would not have realized an additional 2,346 boe/d of average sales volumes, $24.4 million of revenues, and an additional $14.6 million of after tax net profit.

During the three months ended December 31, 2014, the Company completed an additional acquisition of production and working interest in certain facilities as well as undeveloped land in the Ferrier area of Alberta for a total cash purchase price after adjustments of $33.0 million.  The effective date of the transaction was September 1, 2014.

The fair values of the assets and liabilities acquired through the transaction were determined based on the present value of the expected future cash flows associated with the acquired properties as determined by a reserve report for the oil and natural gas properties.  The total net fair value of the acquired properties was greater than the cash consideration paid by the Company, resulting in the recognition of a gain on property acquisitions for the year ended December 31, 2014.  The gain for the acquired properties was the result of Bellatrix purchasing the assets from a counterparty that was considering cessation of its operations within the acquisition area and changes to the timing of the properties’ development plan.  A summary of the property acquired through this transaction is provided below:

($000s)
Estimated fair value of acquisition:
Oil and natural gas properties	$85,482
Exploration and evaluation assets	4,470
Decommissioning liabilities	(113)
89,839
Cash consideration	32,994
Gain on property acquisition	$56,845

Included in the Company’s deferred tax expense for the year was a $14.2 million expense relating to the gain recognized on the property acquisition.

b)             Corporate acquisition of Angle Energy Inc. - 2013

On December 11, 2013, Bellatrix acquired all issued and outstanding shares of Angle Energy Inc. (“Angle”) for the issuance of 30,230,998 Bellatrix common shares with a total value of $225.2 million, and cash consideration of $69.7 million.

A summary of the acquired assets and liabilities is provided below:

($000s)
Estimated fair value of acquisition:
Accounts receivable	25,181
Deposits and prepaid expenses	3,526
Commodity contract asset	20
Exploration and evaluation assets	97,520
Property, plant and equipment	498,371
Accounts payable and accrued liabilities	(40,046)
Long-term debt	(183,127)
Convertible debentures	(62,400)
Decommissioning liabilities	(11,817)
Deferred taxes	(11,676)
315,552
Cost of acquisition:
Bellatrix shares issued (30,226,413 shares)	225,221
Cash consideration	69,701
294,922
Gain on corporate acquisition	20,630

A gain on corporate acquisition of $20.6 million was recognized for the Angle acquisition.

In the year ended December 31, 2013, Bellatrix incurred approximately $5.3 million of transaction costs related to the corporate acquisition that are expensed on the Consolidated Statements of Comprehensive Income.

7.              EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2012	$38,177
Acquisitions through business combinations	97,520
Additions	10,391
Transfer to oil and natural gas properties	(7,424)
Disposals (1)	(5,693)
Balance, December 31, 2013	132,971
Acquisitions through business combinations	4,596
Additions	6,788
Transfer to oil and natural gas properties	(20,685)
Disposals (1)	(31)
Balance, December 31, 2014	$123,639

(1) Disposals include swaps.

8.              PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2012	$851,108	$2,802	$853,910
Acquisitions through business combinations	498,371	—	498,371
Additions	298,288	9,270	307,558
Transfer from exploration and evaluation assets	7,424	—	7,424
Joint venture wells	11,244	—	11,244
Disposals (1)	(37,408)	(487)	(37,895)
Balance, December 31, 2013	1,629,027	11,585	1,640,612
Acquisitions through business combinations	230,366	—	230,366
Additions	563,015	11,164	574,179
Transfer from exploration and evaluation assets	20,685	—	20,685
Joint venture wells	53,169	—	53,169
Transfers	(32,921)	—	(32,921)
Disposals (1)	(9,809)	—	(9,809)
Balance, December 31, 2014	$2,453,532	$22,749	$2,476,281

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2012	$262,570	$1,581	$264,151
Charge for time period	84,902	927	85,829
Disposals (1)	(2,510)	(267)	(2,777)
Balance, December 31, 2013	344,962	2,241	347,203
Charge for time period	167,914	3,053	170,967
Impairment loss	10,813	—	10,813
Balance, December 31, 2014	$523,689	$5,294	$528,983

(1) Disposals include swaps.

Carrying amounts
At December 31, 2013	$1,284,065	$9,344	$1,293,409
At December 31, 2014	$1,929,843	$17,455	$1,947,298

Bellatrix has included $1.34 billion (2013: $1.28 billion) for future development costs and excluded $80.3 million (2013: $69.0 million) for estimated salvage from the depletion calculation for the three months ended December 31, 2014.  Facilities under construction associated capital of $38.7 million was excluded from the depletable base for the depletion calculation for the three months ended December 31, 2014.

Dispositions

In the year ended December 31, 2014, a total net gain on dispositions of $52.3 million (2013: $11.2 million) was recognized relating to gains on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed and tied-in during 2014.  A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout working interest allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

Under the Grafton Joint Venture Agreement, Grafton contributes 82% of the total capital costs required for each well under the Grafton Joint Venture Agreement, and in return earns 54% of Bellatrix’s WI in each well drilled until payout.

Under the Troika Joint Venture Agreement, Troika contributes 50% of the total capital costs required for each well under the Troika Joint Venture Agreement, and in return earns 35% of Bellatrix’s WI in each well until payout.

For the year ended December 31, 2014, the Company capitalized $8.5 million (2013: $5.3 million) of general and administrative expenses and $3.4 million (2013: $1.7 million) of share-based compensation expense directly related to exploration and development activities.

In the fourth quarter of 2014, Bellatrix completed the transfer of minority interests totaling 40% in its new Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Bellatrix Alder Flats Plant”) and related pipeline infrastructure currently under construction to Keyera Partnership and O’Chiese Gas Plant GP Inc.  The total value of the minority interests transferred related to the Bellatrix Alder Flats Plant was $23.2 million, which reflected the total actual costs incurred for the interest transferred as at the transfer date. The remainder of the value transferred during 2014 related to recently constructed pipeline infrastructure transferred at cost at the transfer date.

The Company’s credit facilities are secured against all of its the assets by a $1 billion debenture containing a first ranking floating charge and security interest.  The Company has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

Impairment

Bellatrix assesses the recoverability of the carrying values of its oil and natural gas properties on a CGU basis. The composition of each CGU is determined based on factors such as common processing facilities, sales points, and commonalities in the geological and geophysical structure of individual areas.

In accordance with IFRS, the Company calculates an impairment test when there are indicators of impairment.  The impairment test is performed at the asset or cash generating unit (“CGU”) level.  The impairment test is a one step process for testing and measuring impairment of assets.  The recoverability of a CGU’s carrying value is determined by calculating the recoverable amount of the CGU, which is defined as and using the greater of its Value in Use (“VIU”) or Fair Value Less Costs to Sell (“FVLCS”).  VIU is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the assets in the CGU.  FVLCS is determined to be the amount for which the assets in the CGU could be sold in an arm’s length transaction.  The recoverable amount is compared to the carrying value of that CGU in order to determine if impairment exists. Impairment is recognized as an expense included in the Company’s Consolidated Statement of Comprehensive Income in the period in which it occurs.

Key input estimates used to determine the present value of expected future net cash flows include:

a)             Reserves - An external reserve engineering report which incorporates a full evaluation of reserves is prepared on an annual basis with internal reserve updates completed at each quarterly period. Estimating reserves is highly complex, requiring many judgments including forward price estimates, production costs, and recovery rates based on available geological, geophysical, engineering and economic data.  Changes in these judgments may have a material impact on the estimated reserves.  These estimates may change, resulting in either negative or positive impacts to net earnings as further information becomes available and as the economic environment changes.

b)             Commodity prices — Forward price estimates of crude oil and natural gas prices are incorporated into the determination of expected future net cash flows.  Commodity prices have fluctuated significantly in recent years due to global and regional factors including supply and demand fundamentals, inventory level, exchange rates, weather, economic, and geopolitical factors.

c)              Discount rates — Discount rates used to calculate the present value of expected future cash flows are based on estimates of the recoverability of asset values in the current industry market conditions. Changes in the general economic environment could result in significant changes to these estimates.

2014 Impairment

At December 31, 2014, Bellatrix performed an assessment of possible indicators of impairment on all of the Company’s CGUs.  Primarily as a result of declining crude oil and natural gas forward commodity prices, Bellatrix completed impairment tests for each of its CGUs.  The impairment amount was estimated using fair value less costs to sell calculations based on expected future cash flows generated from proved and probable reserves, which incorporated before-tax discount rates ranging from 10-15%. This impairment test resulted in an excess of the carrying value over their recoverable amount in the Company’s 5 non-core CGUs.  The total non-cash impairment loss recognized in depletion, depreciation and impairment expense for the year ended December 31, 2014 was $10.8 million.  No impairment was recognized in relation to the Company’s core West Central Alberta CGU.

A 1% increase to the discount rates applied in 2014 year-end impairment calculations would result in an increase in impairment expense of $0.4 million. Identical decreases would result from a 1% decrease to the discount rates applied.

2013 Impairment

As at December 31, 2013, Bellatrix determined there were no impairment indicators requiring an impairment test to be performed.

9.              LONG-TERM DEBT

In the Company’s semi-annual borrowing base review for November 30, 2014, Bellatrix increased its borrowing base and credit facilities from $625 million to $725 million.

As of December 31, 2014, the Company’s credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian bank and a $650 million syndicated facility provided by nine financial institutions.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 3.75%, depending on the type of borrowing and the Company’s senior debt to EBITDA ratio.  A standby fee is charged of between 0.405% and 0.84375% on the undrawn portion of the credit facilities, depending on the Company’s senior debt to EBITDA ratio.  The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest.  Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The revolving period for the revolving term credit facility will end on May 30, 2017, unless extended for a further period of up to three years.  Should the facility not be extended, the outstanding balance is due upon maturity. The borrowing base will be subject to re-determination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on or before May 31, 2015.

Bellatrix’s credit facilities are subject to a number of covenants, all of which were met as at December 31, 2014.  Bellatrix calculates its financial covenants quarterly.  The calculation for each financial covenant is based on specific definitions which are not in accordance with IFRS and cannot be readily replicated by referring to Bellatrix’s Consolidated Financial Statements. As at December 31, 2014, the major financial covenants are:

	Position at December 31, 2014
Total Debt(1) must not exceed 3.5 times EBITDA(2) for the last four fiscal quarters	2.08	x
Senior Debt(3) must not exceed 3.0 times EBITDA for the last four fiscal quarters	2.08	x
EBITDA must not be less than 3.5 times interest expense for the last four fiscal quarters	14.97	x

(1) “Total Debt” is defined as the sum of the bank loan, the principal amount of long-term debt and certain other liabilities defined in the agreement governing the credit facilities.

(2) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis.

(3) “Senior Debt” is defined as Total Debt, excluding any unsecured or subordinated debt. Bellatrix currently does not have any subordinated or unsecured debt.

In the event of a material acquisition, the Total Debt to EBITDA and Senior Debt to EBITDA covenants are relaxed for two fiscal quarters after the close of the acquisition and must not exceed 4.0 and 3.5 times EBITDA, respectively.  Due to material acquisitions in the quarter ended December 31, 2014, the Total Debt to EBITDA and Senior Debt to EBITDA covenants are temporarily increased until June 30, 2015 to not exceed 4.0 and 3.5 times, respectively.

Effective March 11, 2015, the Company’s banking syndicate agreed to amendments to certain of the financial covenants in response to the recent decline in commodity prices.  The Total Debt to EBITDA and Senior Debt to EBITDA financial covenants have been revised such that they each must not exceed:

•                  4.75 times for the fiscal quarters ending September 30, 2015, December 31, 2015, March 31, 2016 and June 30, 2016; and

•                  4.0 times for the fiscal quarters ending September 30, 2016, December 31, 2016 and March 31, 2017.

During the periods in which these revised financial covenants are in place, the additional automatic relaxation of the debt to EBITDA financial covenants following a material acquisition will not apply.  Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA covenant will return to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition) and the maximum Total Debt to EBITDA covenant will return to 3.5  times (4.0 times for the two fiscal quarters immediately following a material acquisition).

The minimum EBITDA to interest expense ratio of 3.5 times remains unchanged.

As a corollary to these revised financial covenants, the applicable margin rate will range from 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio and the standby fee will range from 0.405% to 1.06875% on the undrawn portion of the credit facilities, depending on the Company’s Senior Debt to EBITDA ratio.

In the event that the Company is not able to comply with these covenants, as amended, the banking syndicate may not be willing to agree to a further amendment to the financial covenants and as a result the Company’s access to capital could be restricted or repayment could be required.

As at December 31, 2014, the Company had outstanding letters of credit totaling $0.7 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at December 31, 2014, the Company had approximately $174.5 million or 24% of unused and available bank credit under its credit facilities.

10.       CONVERTIBLE DEBENTURES

On September 4, 2013, the Company issued a notice of redemption to holders of its then outstanding $55.0 million convertible debentures, with the redemption date set as October 21, 2013.  During September and October 2013, the $55.0 million principal amount of convertible debentures was converted or redeemed for an aggregate of 9,794,848 common shares of the Company.

11.       FINANCE LEASE OBLIGATION

The Company entered into separate agreements in December 2012, 2011, and 2010 to raise $10 million, $3.7 million, and $1.6 million, respectively, for the Company’s proportionate share of the construction of certain facilities in each of the years.

The agreements resulted in the recognition of finance leases in 2012, 2011, and 2010 for the use of the constructed facilities. The agreements will expire in years 2030 to 2032, respectively, or earlier if certain circumstances are met.  At the end of the term of each agreement, the ownership of the facilities is transferred to the Company.  Assets under these finance leases at December 31, 2014 totaled $15.3 million (2013: $15.3 million) with accumulated depreciation of $2.3 million (2013: $1.5 million).

The following is a schedule of future minimum lease payments under the finance lease obligations:

Year ending December 31,	($000s)
2015	$3,244
2016	3,059
2017	2,719
2018	2,138
2019	1,317
Thereafter	10,016
Total lease payments	22,493
Amount representing implicit interest at 15.28%	(10,856)
11,637
Current portion of finance lease obligation at December 31, 2014	(1,574)
Finance lease obligation at December 31, 2014	$10,063

12.       DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities.  At December 31, 2014, the Company estimated the total undiscounted amount of cash flows required to settle its decommissioning liabilities to be approximately $147.9 million (2013: $122.7 million) which will be incurred between 2018 and 2065.  A risk-free rate between 1.04% and 2.33% (2013: 1.13% and 3.24%) and an inflation rate of 2.0% (2013: 2.0%) were used to calculate the fair value of the decommissioning liabilities as at December 31, 2014.

($000s)	2014	2013
Balance, beginning of year	$67,075	$43,909
Incurred on development activities	4,395	3,423
Acquired through business combinations	3,113	12,071
Revisions on estimates	12,374	7,436
Reversed on dispositions	(91)	(619)
Accretion expense	1,739	855
Balance, end of year	$88,605	$67,075

The $12.4 million increase as a result of changes in estimates was primarily due to reduced market interest rates which resulted in decreases to discount rates applied to the valuation of liabilities between December 31, 2014 and December 31, 2013, as well as revisions to timing estimates of future decommissioning cash flows made to better reflect anticipated abandonment timelines.

13.       SHAREHOLDER’S CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares.  All shares issued are fully paid and have no par value.  The common shareholders are entitled to dividends declared by the Board of Directors; no dividends were declared by the Board of Directors during the years ended December 31, 2014 or 2013.

	2014		2013
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	170,990,605	$824,065	107,868,774	$371,576
Issued for cash on equity issue	18,170,000	172,615	21,875,000	175,000
Share issue costs on equity issue and shelf prospectus, net of tax effect of $2.0 million (2013: $2.3 million)	—	(5,887)	—	(7,020)
Issued for Angle acquisition	—	—	30,230,998	225,221
Share issue costs on the Angle acquisition, net of tax effect of $0.2 million	—	—	—	(576)
Cancellation of shares	(137,486)	—	—	—
Issued on settlement of convertible debentures	—	—	9,794,848	55,568
Shares issued for cash on exercise of options	2,927,457	6,931	1,220,985	3,088
Contributed surplus transferred on exercised options	—	2,317	—	1,208
Balance, end of year	191,950,576	$1,000,041	170,990,605	$824,065

On June 5, 2014, Bellatrix closed a bought deal financing of 18,170,000 common shares at a price of $9.50 per common share for aggregate gross proceeds of $172.6 million (net proceeds of $165.5 million after transaction costs).

14.       SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation plans for the year ended December 31, 2014:

($000s)	Share Options	Deferred Share Units	Restricted Awards(2)	Performance Awards	Total
Expense (recovery) for the year ended December 31, 2014 (1)	$4,333	$(1,287)	$353	$274	$3,673
Liability balance, December 31, 2014	$—	$2,758	$607	$1,051	$4,416

(1) The expense for share options is net of adjustments for forfeitures of $0.6 million, and capitalization of $2.6 million.  The expense for restricted awards is net of adjustments for forfeitures of $0.3 million and capitalization of $0.5 million.  The expense for performance awards is net of adjustments for forfeitures of $0.2 million and capitalization of $0.3 million.

(2) During 2014, the Company settled $1.3 million of restricted awards which resulted in a decrease to the outstanding liability balance related to restricted awards as at December 31, 2014.

The following table provides a summary of the Company’s share-based compensation plans for the year ended December 31, 2013:

($000s)	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense for the year ended December 31, 2013 (1)	$1,699	$2,317	$658	$286	$4,960
Liability balance, December 31, 2013	$—	$4,045	$983	$445	$5,473

(1) The expense for share options is net of adjustments for forfeitures of $0.2 million, and capitalization of $1.2 million.  The expense for restricted awards is net of capitalization of $0.3 million.  The expense for performance awards is net of capitalization of $0.2 million.

a.              Share Option Plan

Bellatrix has a share option plan where the Company may grant share options to its directors, officers, employees and service providers.  Under this plan, the exercise price of each share option is not less than the volume weighted average trading price of the Company’s share price for the five trading days immediately preceding the date of grant.  The maximum term of an option grant is five years.  Option grants are non-transferable or assignable except in accordance with the share option plan and the holding of share options shall not entitle a holder to any rights as a shareholder of Bellatrix.  Share options, entitling the holder to purchase common shares of the Company, have been granted to directors, officers, employees and service providers of Bellatrix.  One third of the initial grant of share options normally vests on each of the first, second, and third anniversary from the date of grant.

During the year ended December 31, 2014, Bellatrix granted 4,077,000 (2013: 3,281,500) share options.  The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model.  The weighted average fair market value of share options granted during the years ended December 31, 2014 and 2013, and the weighted average assumptions used in their determination are as noted below:

	2014	2013
Inputs:
Share price	$8.06	$7.68
Exercise price	$8.06	$7.68
Risk free interest rate (%)	1.2	1.3
Option life (years)	2.8	2.8
Option volatility (%)	44	46
Results:
Weighted average fair value of each share option granted	$2.42	$2.39

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2013: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) for the year ended December 31, 2014 was $7.95 (2013: $6.97).

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2012	$3.46	9,420,451
Granted	$7.68	3,281,500
Exercised	$2.53	(1,220,985)
Forfeited	$5.19	(298,003)
Balance, December 31, 2013	$4.75	11,182,963
Granted	$8.06	4,077,000
Exercised	$2.37	(2,927,457)
Forfeited	$7.25	(1,419,169)
Balance, December 31, 2014	$6.30	10,913,337

As of December 31, 2014, a total of 19,195,058 common shares were reserved for issuance on exercise of share options, leaving an additional 8,281,721 available for future share option grants.

Share Options Outstanding, December 31, 2014

	Outstanding			Exercisable
			Weighted
			Average
		Weighted	Remaining
	At	Average	Contractual Life	At	Exercise
Exercise Price	December 31, 2014	Exercise Price	(years)	December 31, 2014	Price
$ 3.12 - $ 3.81	1,528,669	$3.36	2.3	1,029,672	$3.38
$ 3.82 - $ 4.03	1,289,667	$3.89	0.6	1,222,999	$3.89
$ 4.04 - $ 5.22	1,244.501	$4.21	4.0	322,333	$4.63
$ 5.23 - $ 7.24	1,860,000	$5.68	1.9	1,588,654	$5.47
$ 7.25 - $ 8.42	2,352,000	$7.83	4.0	733,628	$7.85
$ 8.43 - $ 9.24	2,400,500	$9.22	4.4	—	—
$ 9.25 - $10.04	238,000	$9.50	4.5	—	—
$ 1.07 - $10.04	10,913,337	$6.30	3.1	4,897,286	$4.93

Share Options Outstanding, December 31, 2013

	Outstanding			Exercisable
			Weighted
		Weighted	Average
	At	Average	Remaining	At	Exercise
Exercise Price	December 31, 2013	Exercise Price	Contractual Life	December 31, 2013	Price
$ 0.65 - $ 3.81	3,910,393	$2.47	1.8	2,687,717	$2.07
$ 3.82 - $ 4.03	1,718,001	$3.89	1.5	1,584,667	$3.88
$ 4.04 - $ 5.22	453,567	$4.57	2.8	240,896	$4.64
$ 5.23 - $ 7.24	2,406,502	$5.67	3.0	1,216,151	$5.34
$ 7.25 - $ 8.00	2,694,500	$7.83	5.0	—	—
$ 0.65 - $ 8.00	11,182,963	$4.75	2.8	5,729,431	$3.37

b.              Deferred Share Unit Plan

Under Bellatrix’s DSU Plan, the Company may grant to non-employee directors Deferred Share Units (“DSUs”), each DSU being a right to receive, on a deferred payment basis, a cash payment equivalent to the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the redemption date of such DSU.  Participants of the DSU Plan may also elect to receive their annual remuneration in the form of DSUs.  Subject to TSX and shareholder approval, Bellatrix may elect to deliver common shares from treasury in satisfaction in whole or in part of any payment to be made upon the redemption of the DSUs.  The DSUs vest immediately and must be redeemed by December 1st of the calendar year immediately following the year in which the participant ceases to hold all positions with Bellatrix or earlier if the participant elects to have the DSUs redeemed at an earlier date (provided that the DSUs may not be redeemed prior to the date that the participant ceases to hold all positions with Bellatrix).  On a go forward basis, it is intended that in the event of a share based award, non-employee directors would receive DSU grants instead of share option grants.

During the year ended December 30, 2014, the Company granted 120,612 (2013: 124,382) DSUs, and had 653,518 DSUs outstanding as at December 31, 2014 (2013: 532,906).  A total of $2.8 million (December 31, 2013: $4.0 million) was included in accounts payable and accrued liabilities as at December 31, 2014 in relation to the DSUs.

c.               Incentive Plan

Bellatrix has approved an Incentive Plan where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers.  Unless approved by the TSX (or such other stock exchange on which the common shares may be listed) and the shareholders, the Incentive Plan does not provide for the issuance of common shares to holders of PAs or RAs, but rather RAs and PAs are settled in cash in lieu of such common shares.

RAs granted to employees vest in equal annual amounts over the course of three years.  Each RA entitles its holder to receive a cash payment equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date.  Unvested RAs are forfeited at the time the holder’s employment with the Company ends, except on death in which case they vest immediately.  Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for RAs that will not vest, and adjusts for actual forfeitures as they occur.  Outstanding RAs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding period end.  The revaluation is captured as part of share-based compensation expense included in the Company’s Statements of Comprehensive Income.  The fair value of the outstanding RAs is recognized as a liability included as part of accounts payable on the Company’s Balance Sheet.

During the year ended December 31, 2014, the Company granted 572,850 (2013: 508,300) RAs, settled 169,932 (2013: nil) RAs, and had 767,051 RAs outstanding as at December 31, 2014 (2013: 508,300). A total of 146,367 RAs were forfeited during 2014 (2013: nil).  A total of $0.6 million (December 31, 2013: $1.0 million) was included in accounts payable and accrued liabilities as at December 31, 2014 in relation to the RAs.

PAs vest on the third anniversary date of their issuance.  Each PA entitles its holder to receive a cash payment equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date, multiplied by a payout multiplier determined by the Company’s Board of Directors based on determined corporate performance measures.  Unvested PAs are forfeited at the time the holder’s employment with the Company ends.  Bellatrix incorporates an estimated forfeiture rate of 5% for PAs that will not vest, and adjusts for actual forfeitures as they occur.  Outstanding PAs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding period end.  The revaluation is captured as part of share-based compensation expense included in the Company’s Statements of Comprehensive Income.  The fair value of the outstanding PAs is recognized as a liability included in accounts payable on the Company’s Balance Sheet.

During the year ended December 31, 2014, the Company granted 411,150 (2013: 470,700) PAs, and had 751,450 PAs outstanding as at December 31, 2014 (2013: 470,700).  A total of 130,400 PAs were forfeited during 2014 (2013: nil).  $1.1 million (2013: $0.4 million) was included in accounts payable and accrued liabilities as at December 31, 2014 in relation to the PAs.

15.       SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

($000s)	2014	2013
Changes in non-cash working capital items:
Restricted cash	$12,644	$(38,148)
Accounts receivable	(29,812)	(14,333)
Deposits and prepaid expenses	3,075	(2,339)
Accounts payable and accrued liabilities	17,686	49,451
Advances from joint venture partners	(22,992)	92,832
Deferred lease inducements	—	285
	$(19,399)	$87,748
Changes related to:
Operating activities	$25,818	$(8,600)
Financing activities	149	(960)
Investing activities	(45,366)	97,308
	$(19,399)	$87,748

16.       INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes.  Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes.  As at December 31, 2014, Bellatrix had approximately $1.64 billion in tax pools available for deduction against future income.  Included in this tax basis are estimated non-capital loss carry forwards of approximately $162.3 million that expire in years through 2030.

The provision for income taxes differs from the expected amount calculated by applying the combined Federal and Provincial corporate income tax rate of 25.0% (2013: 25.0%) to loss before taxes.  This difference results from the following items:

($000s)	2014	2013
Expected income tax expense	$54,966	$22,789
Share based compensation expense	1,182	446
Angle acquisition	—	(3,923)
Other	365	171
Deferred tax expense	$56,513	$19,483

The components of the net deferred tax asset at December 31st are as follows:

($000s)	2014	2013
Deferred tax liabilities:
Property, plant and equipment and exploration and evaluation assets	$(153,087)	$(81,453)
Commodity contract asset	—	(86)
Deferred tax assets:
Finance lease obligation	2,909	3,283
Commodity contract liability	—	4,319
Decommissioning liabilities	22,151	16,769
Share issue costs	3,529	3,910
Non-capital losses	40,574	23,621
Alberta non-capital losses greater than Federal non-capital losses	1,209	1,209
Other	1,130	1,394
Deferred tax liability	$(81,585)	$(27,034)

A continuity of the net deferred income tax asset (liability) for 2014 and 2013 is provided below:

($000s)	Balance, Jan. 1, 2014	Recognized in profit or loss	Recognized in equity	Recognized in business combinations	Balance, Dec. 31, 2014
Property, plant and equipment and exploration and evaluation assets	$(81,453)	$(71,634)	$—	$—	$(153,087)
Decommissioning liabilities	16,769	5,382	—	—	22,151
Commodity contract liability	4,233	(4,233)	—	—	—
Share issue costs	3,910	(2,343)	1,962	—	3,529
Non-capital losses	23,621	16,953	—	—	40,574
Finance lease obligation	3,283	(374)	—	—	2,909
Alberta non-capital losses greater than Federal non-capital losses	1,209	—	—	—	1,209
Other	1,394	(264)	—	—	1,130
	$(27,034)	$(56,513)	$1,962	$—	$(81,585)

($000s)	Balance, Jan. 1, 2013	Recognized in profit or loss	Recognized in equity	Recognized in business combinations	Balance, Dec. 31, 2013
Property, plant and equipment and exploration and evaluation assets	$(17,737)	$(32,962)	$—	$(30,754)	$(81,453)
Decommissioning liabilities	10,977	2,838	—	2,954	16,769
Commodity contract liability	(43)	3,961	—	315	4,233
Share issue costs	834	(340)	2,532	884	3,910
Non-capital losses	2,500	6,196	—	14,925	23,621
Equity component of 4.75% debentures	(799)	244	555	—	—
Finance lease obligation	3,639	(356)	—	—	3,283
Attributed Canadian Royalty Income	1,209	(1,209)	—	—	—
Alberta non-capital losses greater than Federal non-capital losses	—	1,209	—	—	1,209
Other	458	936	—	—	1,394
	$1,038	$(19,483)	$3,087	$(11,676)	$(27,034)

17.       FINANCE INCOME AND EXPENSES

($000s)	2014	2013
Finance expense
Interest on long-term debt	$19,198	$9,238
Interest on convertible debentures	—	1,954

Accretion on convertible debentures	—	1,296
Accretion on decommissioning liabilities	1,739	855
Non-cash finance expense	1,739	2,151
Finance expense	$20,937	$13,343

18.       CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME PRESENTATION

A mixed presentation of nature and function was used for the Company’s presentation of operating expenses in the consolidated statement of comprehensive income for the current and comparative years. General and administrative expenses are presented by their function. Other expenses, including production, transportation, depletion and dispositions are presented by their nature. Such presentation is in accordance with industry practice.

Total employee compensation costs included in total production and general administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2014 and 2013 are detailed in the following table:

($000s)	2014	2013
Production	5,728	2,107
General and administrative (1)	20,619	11,606
Employee compensation	$26,347	$13,713

(1) Amount shown is net of capitalization

19.       RELATED PARTY TRANSACTIONS

Key Management Compensation

Key management includes officers and directors (executive and non-executive) of the Company.  The compensation paid or payable to key management for employee services is shown below:

($000s)	2014 (3)	2013 (2)
Salaries and other short-term employee benefits	$5,632	$6,190
Long-term incentive compensation	153	172
Share-based compensation (1)	3,159	2,816
	$8,944	$9,178

(1) Share-based compensation includes share options, RAs, PAs, and DSUs.

(2) In 2013, the Company’s key management was comprised of 10 officers (including one executive director), and 8 non-executive directors.

(3) In 2014, the Company reorganized its senior management structure such that its key management was comprised of 6 officers (including one executive director), and 9 non-executive directors.

20.       PER SHARE AMOUNTS

The calculation of basic earnings per share for the year ended December 31, 2014 was based on a net profit of $163.1 million (2013: $71.7 million).

	2014	2013
Basic common shares outstanding	191,950,576	170,990,605
Fully dilutive effect of:
Share options outstanding	10,913,337	11,182,963
Fully diluted common shares outstanding	202,863,913	182,173,568
Weighted average shares outstanding	183,216,536	112,927,251
Dilutive effect of share options (1)	1,731,286	2,841,185
Diluted weighted average shares outstanding	184,947,822	115,768,436

(1)         For the year ended December 31, 2014, a total of 9,182,051 (2013: 8,341,778) share options were excluded from the calculation as they were anti-dilutive.

21.       COMMITMENTS

The Company is committed to payments under fixed term operating leases which do not currently provide for early termination.  The Company’s commitment for office space as at December 31, 2014 is as follows:

($000s) Year	Gross Amount	Recoveries	Net amount
2015	6,238	(850)	5,388
2016	6,195	(904)	5,291
2017	6,185	(904)	5,281
2018	5,884	(828)	5,056
2019	4,983	—	4,983
More than 5 years	20,413	—	20,413

As at December 31, 2014, Bellatrix committed to drill 10 gross (4.4 net) wells pursuant to farm-in agreements.  Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $16.7 million.

In addition, Bellatrix entered into two joint operating agreements during the 2011 year and an additional joint operation agreement during 2012.  The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Commitment Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($millions)	$56.3	$150.0	$37.5
Remaining wells to drill at December 31, 2014	3	1	1
Remaining estimated total cost ($millions)	$11.3	$3.8	$3.8

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture.  In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreements described above.

During September 2014, the CNOR Joint Venture was formed with CNOR a non-operated oil and gas company managed by Grafton Asset Management Inc..  Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix’s undeveloped land holdings. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

Agreement	Grafton (2)	Daewoo and Devonian	Troika (3)
Commitment Term	2013 to 2015	2013 to 2016	2013 to 2015
Minimum total wells (gross) (1)	85	70	63
Minimum total wells (net) (1)	16.9	30.4	31.5
Estimated total cost ($millions) (gross) (1)	$305.0	$200.0	$240.0
Estimated total cost ($millions) (net) (1)	$55.0	$100.0	$120.0
Remaining wells to drill at December 31, 2014 (gross)	38	23	7
Remaining wells to drill at December 31, 2014 (net)	7.7	11.7	3.5
Remaining estimated total cost ($millions) (gross) (1)	$156.2	$94.9	$28.7
Remaining estimated total cost ($millions) (net) (1)	$31.3	$47.4	$14.4

(1)         Gross and net estimated total cost values and gross and net minimum estimated total wells for the Troika and Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Troika and Grafton joint venture agreements.  Gross and net minimum total wells for the Daewoo and Devonian Partnership represent Bellatrix’s total well commitments pursuant to the Daewoo and Devonian Partnership agreement.  Gross and net estimated total cost values for the Daewoo and Devonian Partnership represent Bellatrix’s estimated cost associated with its well commitments under the Daewoo and Devonian Partnership agreement. Remaining estimated total cost (gross) for the Daewoo and Devonian Partnership is based on initial Daewoo Devonian Partnership gross capital divided by initial total gross capital including third parties.

(2)         During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture. Specific well commitments associated with the increase have been incorporated into the commitments table.

(3)         The commitment term of the Troika Joint Venture has been extended to 2015 for the 7 gross (3.5 net) wells remaining to be drilled.

22.       FINANCIAL RISK MANAGEMENT

a.              Overview

The Company has exposure to the following risks from its use of financial instruments:

-                    Credit risk

-                    Liquidity risk

-                    Market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.              Credit Risk

As at December 31, 2014, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	49,640	9,106	58,746
Amounts due from government agencies	877	807	1,684
Revenue and other accruals	46,129	3,895	50,024
Less: Allowance for doubtful accounts	—	(336)	(336)
Total accounts receivable	96,646	13,472	110,118

Amounts due from government agencies include GST and royalty adjustments.  Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose.  Based on the review of the individual balances within the accounts receivable balance at December 31, 2014 and specifically the balances greater than 90 days, a provision of $0.3 million was made.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

c.               Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity is to make reasonable efforts to sustain sufficient liquidity to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has a revolving reserve-based credit facility, as outlined in note 9, which is reviewed semi-annually by the lender. The Company attempts to match its payment cycle with the collection of petroleum and natural gas revenues on the 25th of each month. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

The following are the contractual maturities of liabilities as at December 31, 2014:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$154,094	$154,094	$—	$—	$—
Advances from joint venture partners	76,388	76,388	—	—	—
Long-term debt — principal (2)	549,792	—	549,792	—	—
Decommissioning liabilities (3)	88,605	—	776	3,653	84,176
Finance lease obligation	11,637	1,574	3,172	1,645	5,246
Deferred lease inducements	3,067	340	680	680	1,367
Total	$883,583	$232,396	$554,420	$5,978	$90,789

(1) Includes $0.8 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years.  Interest due on the bank credit facility is calculated based upon floating rates.

(3)  Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2018 and 2065).

d.              Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

e.               Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s petroleum and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for petroleum and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollar. As at December 31, 2014, if the Canadian/US dollar exchange rate had decreased by US$0.01 with all other variables held constant, after tax net profit for the year ended December 31, 2014 would have been approximately $1.2 million higher. An equal and opposite impact would have occurred to net profit had the Canadian/US dollar exchange rate increased by US$0.01.

The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2014.

f.                 Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also world economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks.  All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of eighteen months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

As at December 31, 2014, the Company had no commodity price risk management in place.

Subsequent to December 31, 2014, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Oil fixed	February 1, 2015 to Dec. 31, 2015	2,000 bbl/d	$70.27 CDN	$70.27 CDN	WTI
Oil fixed	February 1, 2015 to Dec. 31, 2015	1,000 bbl/d	$70.48 CDN	$70.48 CDN	WTI
Natural gas fixed	April 1, 2015 to October 31, 2015	20,000 GJ/d	$2.50 CDN	$2.50 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	20,000 GJ/d	$2.50 CDN	$2.50 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	2,500 GJ/d	$2.53 CDN	$2.53 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	15,000 GJ/d	$2.50 CDN	$2.50 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	5,000 GJ/d	$2.80 CDN	$2.80 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	20,000 GJ/d	$2.53 CDN	$2.53 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$2.54 CDN	$2.54 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$2.59 CDN	$2.59 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$2.59 CDN	$2.59 CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$2.58 CDN	$2.58 CDN	AECO
Natural gas fixed	March 1, 2015 to December 31, 2015	20,000 GJ/d	$2.56 CDN	$2.56 CDN	AECO
Natural gas fixed	March 1, 2015 to December 31, 2015	20,000 GJ/d	$2.58 CDN	$2.58 CDN	AECO
Natural gas fixed	March 1, 2015 to December 31, 2015	17,500 GJ/d	$2.56 CDN	$2.56 CDN	AECO
Natural gas fixed	March 1, 2015 to March 31, 2015	25,000 GJ/d	$2.83 CDN	$2.83 CDN	AECO
Natural gas fixed	March 1, 2015 to March 31, 2015	25,000 GJ/d	$2.81 CDN	$2.81 CDN	AECO
Natural gas fixed	March 1, 2015 to March 31, 2015	25,000 GJ/d	$2.82 CDN	$2.82 CDN	AECO
Natural gas fixed	March 1, 2015 to March 31, 2015	25,000 GJ/d	$2.83 CDN	$2.83 CDN	AECO

g.              Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its bank debt which bears a floating rate of interest. As at December 31, 2014, if interest rates had been 1% lower with all other variables held constant, after tax net profit for the year ended December 31, 2014 would have been approximately $4.1 million higher, due to lower interest expense.  An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher.

The Company had no interest rate swap or financial contracts in place as at or during the year ended December 31, 2014.

h.              Capital Management

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business.  The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, bank debt, and working capital.  In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, issue convertible debentures, adjust its capital spending, and/or dispose of certain assets to manage current and projected debt levels.

The Company monitors capital based on the ratio of total net debt to annualized funds flow from operations (the “ratio”).  This ratio is calculated as total net debt, defined as outstanding bank debt, plus the liability component of any outstanding convertible debentures, plus or minus working capital (excluding commodity contract assets and liabilities, the current portion of finance lease obligations and deferred lease inducements, and deferred tax assets or liabilities), divided by funds flow from operations (cash flow from operating activities before changes in non-cash working capital and deductions for decommissioning costs) for the most recent calendar quarter, annualized (multiplied by four).  The total net debt to annualized funds flow from operations ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors.  In order to facilitate the management of this ratio, the Company prepares annual capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.  Bellatrix does not pay dividends.

As at December 31, 2014 the Company’s ratio of total net debt to annualized funds flow from operations (based on fourth quarter funds flow from operations) was 2.6 times.  The total net debt to annualized funds flow from operations ratio as at December 31, 2014 increased from that at December 31, 2013 of 2.5 times primarily due to an increase in total net debt resulting from the timing and expansion of the Company’s 2014 capital expenditure program, and business combinations completed during the third and fourth quarters of 2014.  The Company continues to take a balanced approach to the priority use of funds flows.

The Company’s capital structure and calculation of total net debt and total net debt to funds flow ratios as defined by the Company is as follows:

Debt to Funds Flow from Operations Ratio

	Year ended December 31,
($000s, except where noted)	2014		2013

Shareholders’ equity	1,248,317		903,874

Long-term debt	549,792		287,092
Adjusted working capital deficiency (2)	87,934		108,390
Total net debt (2) at year end	637,726		395,482

Debt to funds flow from operations ratio (annualized) (1) (3)
Funds flow from operations (1) (annualized)	247,028		157,396
Total net debt (2) at year end	637,726		395,482
Total net debt to periods funds flow from operations ratio (annualized) (3)	2.6	x	2.5	x

Debt to funds flow from operations ratio (1)
Funds flow from operations for the year (1)	270,753		143,459
Total net debt (2) at year end	637,726		395,482
Total net debt (2) to funds flow from operations ratio (1) for the year	2.4	x	2.8	x

(1) Funds flow from operations is an additional GAAP term that does not have any standardized meaning under GAAP.  Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs

(2) Total net debt is considered to be an additional GAAP measure.  Therefore reference to the additional GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities.  The Company’s 2014 calculation of total net debt excludes deferred lease inducements, long-term commodity contract liabilities, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability.  Total net debt includes the adjusted working capital deficiency (excess).  The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding current finance lease obligation and deferred lease inducements.

(3) For the years ended December 31, 2014 and 2013, total net debt to periods funds flow from operations ratio (annualized) is calculated based upon fourth quarter funds flow from operations annualized.

The Company’s credit facility is based on petroleum and natural gas reserves (see note 9).  The credit facility outlines limitations on percentages of forecasted production, from external reserve engineer data, which may be hedged through financial commodity price risk management contracts.

i.                 Fair Value of Financial Instruments

The Company’s financial instruments as at December 31, 2014 include restricted cash, accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, advances from joint venture partners, deferred lease inducements, finance lease obligations, and long-term debt. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The Company enters into commodity contracts under master netting arrangements.  Under these arrangements, the amounts owed by each counterparty for all contracts outstanding in the same currency or commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity contracts held under master netting arrangements are recorded on a net basis. The gross amounts netted are negligible.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes.  The fair value of commodity contracts as at December 31, 2014 was nil (December 31, 2013: $16.9 million net liability).  The commodity contracts are classified as level 2 within the fair value hierarchy.

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

($000s)	2014	2013
Commodity contract asset	$—	$345
Commodity contract liability	—	(17,278)
Net commodity contract liability	$—	$(16,933)

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.